China Hydroelectric Corporation
901 Marco Polo Plaza Building, No. 80 Anli Road
Chaoyang District, Beijing, 100101
People’s Republic of China

April 25, 2014

Via E-mail

Mara L. Ransom
Assistant Director
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             China Hydroelectric Corporation
Amendment No. 1 to Schedule 13E-3
Filed March 20, 2014
File No. 005-85243

Dear Ms. Ransom:

This letter is submitted by China Hydroelectric Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Schedule 13E-3, File No. 005-85243, filed on March 20, 2014 (as amended, the “Schedule 13E-3”), as set forth in your letter to the Company dated April 18, 2014. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the Company’s response.  Please note that all references to page numbers in the responses are references to Amendment No. 2 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 2 (the “Revised Proxy Statement”).

Schedule 13E-3

1.                                      We note your response to comment 1 in our letter dated March 6, 2014. We also note in your correspondence the statement “None of Mr. Gupta, Ms. Lin or Mr. Wong is an ‘affiliate,’ as defined under Rule 13e-3(a)(1) of the Exchange Act, of any member of the Buyer Group. None of Mr. Gupta, Ms. Lin or Mr. Wong is a member of the Company’s senior management or will be in a position to ‘control’ the surviving company within the meaning of Rule 12b-2 of the Exchange Act.” Please provide us with your legal and factual analysis in support of the conclusions you have provided in your response.

Company Response: The Company respectfully advises the Staff that, after careful consideration of the Staff’s guidance in Compliance and Disclosure Interpretations 201.01, 201.05 and 201.06 (the “C&DIs”) and Section II.D.3 of the Current Issues and Rulemaking Projects, dated November 14, 2000 (the “Current Issues Outline”), the Company determined (as further described below) that, based on information available to the Company after consultation with NewQuest and CEF, none of Mr. Amit Gupta, Ms. Min Lin or Mr. Yun Pun (Felix) Wong (together, the “Relevant Persons”) is an affiliate engaged in the going private transaction and therefore none of them should be included as a filing person on the Schedule 13E-3.

Consistent with the Staff’s views expressed in the C&DIs and the Current Issues Outline, the determination that none of the Relevant Persons is an affiliate engaged in the going private transaction was based on a review of the facts and circumstances available to the Company at the time of filing and the applicable Commission rules and guidance. C&DI 201.05 explains that two issues may be raised with respect to the determination of “filing person” status, namely (i) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (ii) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls such issuer. The Commission has indicated that a person’s role as a director, by itself, is not sufficient to confer affiliate status. See Release No. 34-16075, n. 6 (1979) (“For the purpose of these going private transactions, the Commission would not view a person as an affiliate of the purchaser solely because such person… is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”).

The Company respectfully submits that none of the Relevant Persons is an affiliate of the Company within the scope of Rule 13e-3(a)(1) because none of the Relevant Persons exercises control over the Company. Each of the Relevant Persons is one of seven directors on the Company’s board of directors (the “Board”) and is not in a position to control the vote or quorum requirements with respect to any action by the Board. Please note that Ms. Lin was appointed as a director of the Company on January 15, 2014, after the Special Committee of the Board and the Board had voted unanimously to approve the merger agreement and the merger, to fill a vacancy on the Board resulting from the resignation of a director in September 2013. None of the Relevant Persons is engaged in or manages the day-to-day operations of the Company in their respective capacities as directors of the Company.

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Moreover, under analogous circumstances, the Staff did not require directors to become filing persons with respect to other going private transactions (see, for example, Amendment No. 4 to Schedule 13E-3 filed April 29, 2008 in respect of the going private transaction involving Critical Path, Inc., Amendment No. 4 to Schedule 13E-3 filed March 23, 2011 in respect of the going private transaction involving Bell Industries, Inc., Amendment No. 4 to Schedule 13E-3 filed April 11, 2011 in respect of the going private transaction involving Alcon, Inc., and Amendment No. 11 to Schedule 13E-3 filed July 9, 2013 in respect of the going private transaction involving Clearwire Corporation).

Without any other indicia of control, none of the Relevant Persons is an affiliate of the Company. Furthermore, the Company respectfully submits that the Relevant Persons are not engaged in the going private transaction. Although each of the Relevant Persons is a director of the Company, the going private transaction was negotiated by a special committee of independent directors, of which none of the Relevant Persons is a member. To the extent that any of the Relevant Persons was involved in the negotiation of the going private transaction, he or she was acting solely on behalf of NewQuest in his or her capacity as a partner of NewQuest Capital Partners, in the case of Mr. Gupta and Ms. Lin, and on behalf of CEF, in his capacity as the CFO and an executive director of Tsing Capital, a venture capital firm which manages CEF, in the case of Mr. Wong, and none of them was acting in his or her capacity as a director of the Company or in his or her individual capacity. Furthermore, we have been informed by NewQuest and CEF that neither Mr. Gupta nor Ms. Lin has a control relationship with NewQuest (as each of Mr. Gupta and Ms. Lin is one of five partners of NewQuest Capital Partners and neither is in a position to control NewQuest) and Mr. Wong does not have a control relationship with CEF (as he is the CFO and an executive director of Tsing Capital, which manages CEF, and is not in a position to control either Tsing Capital or CEF). In such capacities, the Relevant Persons did not affect or relate to the arm’s-length negotiations that resulted in the recommendation of the Special Committee and the signing of the merger agreement. Further, the Special Committee actively asserted its authority in responding to the acquirers on behalf of the Company during the entire course of the negotiations. Therefore, we respectfully submit to the Staff that the Relevant Persons did not participate or engage in the going private transaction in the manner that a member of the Company’s senior management would for Rule 13e-3 purposes.

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C&DI 201.05 provides that an important aspect of the Staff’s analysis is whether the entity or person ultimately would hold a material amount of the surviving company’s outstanding equity securities. Here, none of the Relevant Persons holds any equity securities of the Company, nor will any of them hold any equity securities of the Company after the effective time of the merger. Another factor to be considered by the Staff is whether a person’s terms of future employment are negotiated by such person or whether such terms will change as a result of the going private transaction. Here, none of the Relevant Persons is currently employed by the Company and we have been informed by NewQuest and CEF that none of them will be employed by the Company after the effective time of the merger.

For these reasons, the Company determined, after consultation with NewQuest and CEF, that none of the Relevant Persons is engaged in the going private transaction and none of them should be a filing person on the Schedule 13E-3.

In addition, the Company also does not believe that the inclusion of any of the Relevant Persons as filing persons on the Schedule 13E-3 will provide investors with additional information that is material or necessary to make an informed investment decision regarding the going private transaction. We note that NewQuest and CEF have already been included as filing persons with respect to the Schedule 13E-3. The relevant information of the Relevant Persons has also been fully disclosed in the filed Schedule 13E-3. Therefore, adding any of the Relevant Persons as filing persons would not materially enhance the protection of public shareholders in relation to the going private transaction.

2.                                      We note your response to comment 8 in our letter dated March 6, 2014 and your additional revisions. In this regard, we note your indication that NewQuest determined to submit an offer to acquire the shares after it had received required approvals and preliminary financial support letters from certain limited partners. Please revise to clarify when such approvals and support were initially sought, with a view to understanding exactly when NewQuest determined to pursue a going private transaction.

Company Response: Following CPI Ballpark’s purchase of Vicis’ investment in the Company in July 2013, NewQuest continued to monitor its investment in the Company and to evaluate the various alternatives available to it in respect of such investment. As previously noted to the Staff, at the time of the Vicis transaction in July 2013, NewQuest (i) had not determined

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to pursue a potential going private transaction, (ii) had not sought to obtain (and did not have) approvals from its limited partner advisory committee, which is comprised of limited partners of the NewQuest Funds that are unaffiliated with NewQuest (the “Advisory Committee”), which approvals are required under the terms of its limited partnership agreement to submit a going private proposal to the Company, and (iii) did not have either the funds or financing commitments necessary to pursue such a transaction.

Throughout August 2013, NewQuest continued its evaluation of its investment in the Company and, during the latter weeks of that month, held discussions with the Advisory Committee regarding its investment alternatives in respect of the Company and had discussions with certain of its limited partners to consider financing a going private transaction involving the Company, which at that time remained one of the alternatives that NewQuest was evaluating (as noted above, at that time, NewQuest did not have sufficient funds available to pursue a going private transaction). Near the end of August 2013 and the beginning of September 2013, NewQuest determined to make a formal proposal to the Advisory Committee to request approval to pursue a going private transaction involving the Company with the submission of a preliminary, non-binding proposal to acquire Shares not already owned by CPI Ballpark, subject to NewQuest obtaining preliminary financing support from certain of its limited partners. On September 3, 2013, at a formal quarterly meeting among representatives of NewQuest and the Advisory Committee, the Advisory Committee approved the submission of such a proposal by CPI Ballpark and, on September 4, 2013, NewQuest also received a preliminary financing support letter signed by certain of its limited partners in connection with the submission of the proposal.

On September 4, 2013, following its receipt of the preliminary financing support letter, CPI Ballpark submitted a preliminary, non-binding proposal to the Board to acquire all of the outstanding Shares not owned by CPI Ballpark for $0.99 per Share and $2.97 per ADS, in cash, subject to certain conditions specified in its proposal.

In response to the Staff’s comment, the disclosures on page 29 in the Revised Proxy Statement under the section “Special Factors—Background of the Merger—The Going Private Proposal, Formation of the Special Committee and Events Leading to Execution of the Merger Agreement” have been revised to describe in more detail the events leading up to CPI Ballpark’s submission of its proposal to the Board on September 4, 2013.

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Please note that Amendment No. 2 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

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The Company appreciates the Staff’s attention to the review of the Filings. Please do not hesitate to contact the undersigned or Kirtee Kapoor of Davis Polk & Wardwell, the outside counsel to the special committee of the board of directors of the Company, at +852 2533-3320, if you have any questions regarding Amendment No. 2 or this letter.

Sincerely,

China Hydroelectric Corporation

By:	/s/ LIYA CHEN
Chief Financial Officer
China Hydroelectric Corporation

cc:	Kirtee Kapoor, Esq. (Davis Polk & Wardwell)
Portia Ku, Esq. (O’Melveny & Myers LLP)
Akiko Mikumo, Esq. (Weil, Gotshal & Manges LLP)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated April 18, 2014, with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-85243 (the “Schedule 13E-3”) filed on March 20, 2014 by China Hydroelectric Corporation and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 2 filed with the SEC:

•                  the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•                  the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of April 25, 2014

[Signature pages follow]

CPT Wyndham Holdings Ltd.

By:	/s/ RAJAN ROSICK
	Name:	RAJAN ROSICK
	Title:	DIRECTOR

CPT Wyndham Sub Ltd.

By:	/s/ RAJAN ROSICK
	Name:	RAJAN ROSICK
	Title:	DIRECTOR

CPI Ballpark Investments Ltd

By:	/s/ GEORGES A ROBERT
	Name:	GEORGES A ROBERT
	Title:	DIRECTOR

[Signature page to the acknowledgment]

NewQuest Asia Fund I, L.P.
By: NewQuest Asia Fund I (G.P.) Ltd., its general partner

By:	/s/ DARREN C. MASSARA
	Name:	DARREN C. MASSARA
	Title:	DIRECTOR

By:	/s/ RANDHIRSINGH JUDDOO
	Name:	RANDHIRSINGH JUDDOO
	Title:	DIRECTOR

NewQuest Asia Fund II, L.P.
By: NewQuest Asia Fund II GP Ltd., its general partner

By:	/s/ DARREN C. MASSARA
	Name:	DARREN C. MASSARA
	Title:	DIRECTOR

By:	/s/ RANDHIRSINGH JUDDOO
	Name:	RANDHIRSINGH JUDDOO
	Title:	DIRECTOR

[Signature page to the acknowledgment]

China Environment Fund III, L.P.

By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

By:	/s/ YUN PUN (FELIX) WONG
	Name:	YUN PUN (FELIX) WONG
	Title:	AUTHORIZED SIGNATORY

[Signature page to the acknowledgment]